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SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY               :          CERTIFICATE
Pittsburgh, Pennsylvania                       :               of
                                               :          NOTIFICATION
CNG INTERNATIONAL CORPORATION                  :             NO. 8
Reston, Virginia                               :
                                               :         TRANSACTIONS
                                               :         DURING PERIOD
                                               :
                                               :         October 1, 1998
                                               :            through
                                               :        December 31, 1998
                                               :
File No. 70-8759                               :
                                               :
(Public Utility Holding Company Act of 1935)   :
____________________________________________   :

TO THE SECURITIES AND EXCHANGE COMMISSION:

AUTHORIZATIONS

     By order dated May 30, 1996 (HCAR No. 26523), File No. 70-8759, ("May Order") the Securities and Exchange Commission ("SEC") authorized (i) financing by Consolidated Natural Gas Company ("CNG") of its wholly-owned subsidiary, CNG International Corporation, ("CNGI"), (ii) CNGI to directly acquire, or through intermediate subsidiaries indirectly acquire, securities or interests in exempt wholesale generators ("EWGs") outside the United States and foreign utility companies ("FUCOs"), as respectively defined in the Public Utility Holding Company Act of 1935 ("the Act"), and (iii) CNG, CNGI and intermediate subsidiaries to enter into guarantee arrangements, obtain letters of credit, and otherwise provide credit support for the obligations of intermediate subsidiaries and EWGs and FUCOs in which CNGI has a direct or indirect interest, in amounts in the aggregate not to exceed $300 million(1). The May
____________
(1)  All dollar amounts are in U.S. dollars unless otherwise indicated.

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Order reserved jurisdiction, pending completion of the record, over (i)
investments by CNG and CNGI, of up to $300 million in entities that would engage in a variety of consulting and support services to nonassociates, as well as certain other energy-related businesses in foreign countries, (ii) the provision of credit support by CNG, CNGI and its subsidiaries, aggregating, together with EWG/FUCO credit support, of up to $300 million with nonassociates in connection with consulting, support and energy-related businesses in foreign countries, and (iii) the issuance to nonassociates by CNGI and its subsidiaries of securities that are not exempt from prior SEC review under sections 6(a) and 7 of the Act, among other things.

     By order November 19, 1996 (HCAR No. 26608), File No. 70-8759, the SEC released jurisdiction over proposed investments of up to $75 million in three pipeline projects in Australia ("Australian Pipeline Projects"). By order dated February 12, 1998 (HCAR No. 26824), the SEC released jurisdiction over a proposed investment by CNGI of up to $165 million to acquire a one-third interest in the Alinta pipeline being privatized by the government of Western Australia. The Alinta Pipeline is referred to further herein as the Dampier-to-Bunbury Natural Gas Pipeline.

     This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the aforesaid orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and such orders.




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EWGS AND FUCOS

    The Latin America Energy and Electricity Fund I, L.P.
	______________________________________________________

	CNGI has invested approximately $10,000,000 in The Latin America Energy and
Electricity Fund I, L.P. ("Fund").  The Fund has to date invested in three
FUCOs:  Empresa Distribuidora de Entre Rios, S.A. in Argentina, Luz del Sur in
Peru, and Companhia Forca e Luz Cataguazes-Leopoldina in Brazil.

	Camuzzi Gas Pampeana S.A.
	Camuzzi Gas del Sur S.A.
	Empresa Distribuidora de Energia Atlantica S.A.
	_______________________________________________

		Pursuant to a stock purchase agreement dated December 22, 1997, CNGI acquired, for an aggregate of approximately $78 million, 12.5% of the voting shares of Sodigas Pampeana S.A. ("Sodigas"), 12.5% of the voting shares of
Sodigas Sur S.A. ("Sodigas Sur") and 20% of the voting shares of Buenos Aires
Energy Company S.A. ("Baeco").  In March 1998, CNGI purchased, for an aggregate of approximately $45 million, an additional 9.05% each in Sodigas and Sodigas
Sur, and an additional 5% interest in Baeco.  Thus CNGI now owns 21.55% of each of Sodigas and Sodigas Sur, and 25% of Baeco.

	Camuzzi Argentina S.A. operates the largest gas distribution concession in Argentina and owns 51% of both Sodigas and Sodigas Sur. Pacific Enterprises




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owns 21.55% of each of Sodigas and Sodigas Sur.  The remaining 5.9% of Sodigas and Sodigas Sur is owned by two international mutual funds, Global Environment Fund and BEA Capital.

 	Sodigas owns 70% of the voting shares of Camuzzi Gas Pampeana S.A. ("Camuzzi Pampeana"). Sodigas Sur owns 90% of the voting shares of Camuzzi Gas del Sur S.A. ("Camuzzi del Sur"). The Argentine government owns 20% of Camuzzi Pampeana. The employees of Camuzzi Pampeana and Camuzzi del Sur each own 10% of their respective companies.

	  Camuzzi Argentina S.A. owns 75% of BAECO. Baeco owns 55% of the voting shares of Inversora Electria de Buenos Aires S.A. ("IEBA"), which in turn owns 90% of Empresa Distribiudora de Energia Atlantica S.A. ("EDEA"). United Utilities International Limited, one of the largest electric distributors in the United Kingdom, owns the remaining 45% of IBEA. The employees of EDEA own the remaining 10% of EDEA.

	Camuzzi Pampeana serves approximately 770,000 customers in Buenos Aires province (but not in the city of Buenos Aires itself). Camuzzi del Sur serves approximately 354,000 customers in Argentina to the south of Buenos Aires. Camuzzi Pampeana and Camuzzi del Sur together sell approximately 335 bcf of natural gas per year. EDEA serves approximately 398,000 electric customers in the province of Buenos Aires, delivering about 1,800 gigawatt-hours a year.






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OTHER FOREIGN INVESTMENTS

	Australian Pipeline Projects
	____________________________

	 In December of 1996, CNGI acquired, through intermediate subsidiaries, a 30 percent interest in Epic Energy Pty. Ltd. ("Epic"), an Australian corporation. The other shareholders in Epic are Venture Holdings Pty. Ltd., a subsidiary of El Paso International Company (30%); Australian Mutual Provident Society, an Australian insurance company and investment house (10%); Allgas Pipelines Pty. Ltd. ("Allgas"), a gas distribution utility in Brisbane, Queensland (10%); and SAS Trustee Corporation (Axion) and Utilities of
Australia Pty. Limited (Hastings), both Australian investment managers (10% each). On December 19, 1996, Epic purchased the Australian Pipeline Projects' assets, which it operates, maintains and manages.

     The Australian Pipeline Projects' assets are valued at more than $500 million in Australian dollars. The assets include three major long-distance natural gas pipeline systems accessing gas supplies in Australia's Cooper
Basin: (i) a 488 mile pipeline from Moomba (the central supply point of the Cooper Basin) south to the city of Adelaide; (ii) a 44 mile pipeline from Katnook to markets in South Australia; and (iii) a recently completed, 470 mile pipeline from the Cooper/Eromonga Basin in Southwest Queensland to the city of Wallumbilla, interconnecting with existing pipelines serving the Brisbane and Gladstone markets.




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	Dampier-to-Bunbury Pipeline
	___________________________

In March 1998, CNGI paid approximately $143 million to acquire its 33.3% equity interest, through intermediate subsidiaries including Epic Energy Australia Trust ("Epic Trust"), in the Dampier-to-Bunbury Natural Gas Pipeline ("DBNGP") from the Western Australia Government. The partners in Epic Trust are the same as the shareholders in Epic with the exception of Allgas, which declined to invest in DBNGP. Allgas' otherwise 10% share in Epic Trust was acquired pro rata by those investing in the pipeline. DBNGP is a 925 mile natural gas pipeline running from Dampier to Bunbury in Western Australia. It transports natural gas from offshore and onshore fields in the northwest of Western Australia, which holds Australia's largest reserves of natural gas. Epic now operates the DBNGP.

	In connection with their investment in DBNGP, CNGI and a subsidiary of El Paso Energy Corporation formed DBNGP Finance Company LLC ("DBNGP Finance");
DBNGP Finance is 50% owned by each of the parent companies. The equity ownership interests in DBNGP held by the parent companies were transferred to DBNGP Finance.

	On October 2, 1998, DBNGP Finance borrowed $250 million under a senior term loan facility ("Term Loan"). The Term Loan matures October 2, 2001, can be extended in one-year increments to October 2, 2003, and will bear interest at a variable rate. Of the gross proceeds received by DBNGP Finance under the




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Term Loan, $100 million was distributed to CNGI.  In connection with the Term
Loan, CNGI entered into an equity contribution agreement with DBNGP Finance. CNGI is contractually obligated to make equity contributions to DBNGP Finance equal to the proceeds distributed to CNGI, plus interest on such proceeds. CNG is contractually obligated to cause CNGI to make such equity contributions.

INTER-AFFILIATE TRANSACTIONS INCLUDING FINANCING

     CNG Cayman One Ltd and CNG Cayman Three Ltd are each a Cayman Islands corporation and a wholly-owned special purpose subsidiary of CNGI. CNG Cayman One Ltd owns all the stock of CNGI Australia Pty Ltd, an Australian corporation which directly holds CNGI's 30% interest in Epic. CNG Cayman Three Ltd. owns all the stock in Argentine companies acquired by CNGI in connection with the acquisition of its interests in the Argentine FUCOs described above. DBNGP Finance owns all the stock of CNG Cayman Two Ltd, which in turn owns all the stock of CNG Labuan One Ltd., incorporated in the Federal Territory of Labuan in Malaysia. CNG Labuan One Ltd. directly holds a 33.3% interest in Epic Trust. Combined balance sheet and income statement for the twelve months ending December 31, 1998 for CNGI, and these subsidiaries are filed separately as part of this report under a claim for confidential treatment pursuant to Rule 104.

	To date, no guarantees have been issued, by or for the account of CNGI or any of its subsidiaries, with respect to any of the investments authorized in this proceeding.




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	By order dated July 18, 1997, HCAR No. 26742, CNGI was authorized to participate in the CNG system money pool ("Money Pool"). During the reporting period CNGI made withdrawals of $58,775,000 from, and made contributions of $116,829,000 to, the Money Pool. CNGI's balance in the Money Pool on December 31, 1998 was a net borrowing of $1,768,000.

	On December 30, 1998, CNGI issued a $15,000,000 principal amount 6.20% note to CNG.  The note will mature on September 30, 2010 with interest payments due semiannually on March 30 and September 30.  The interest rate on the note is predicated upon and is substantially equal to the effective cost of money to
CNG through the sale of its 6.00% Debentures on October 20, 1998.  The proceeds from the sale of the note was used by CNGI to reduce Money Pool borrowings incurred in connection with the acquisition of the DBNGP.

	There were no transactions involving shares of CNGI common stock, $10,000 par value per share, during the reporting period.


OTHER MATTERS

     The business of CNGI is to participate in selected projects in international markets in transactions either authorized by Commission order in this proceeding or as permitted by statutory exemption. The proceeds of the above described transactions were used by CNGI in such business.

	Quarterly financial statements of CNGI are filed under separate cover under a claim for confidential treatment pursuant to Rule 104(b).



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    Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.


                                     CONSOLIDATED NATURAL GAS COMPANY
                                     CNG INTERNATIONAL CORPORATION


                                     By  N. F. Chandler
                                         Their Attorney





February 16, 1999